DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Jack I. Kantrowitz jack.kantrowitz@dlapiper.com T 212.335.4845 F 212.884.8645

February 22, 2013	OUR FILE NO. 380239-0000001

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549
Attention:  Mark P. Shuman

Re:                             UBIC, Inc.
Registration Statement on Form F-1
Filed November 1, 2012
File No. 333-184691

Dear Mr. Shuman:

This letter is submitted on behalf of UBIC, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 filed on November 1, 2012 (the “Registration Statement”), as set forth in your letter dated November 21, 2012 addressed to Masahiro Morimoto, President and Representative Officer of the Company (the “Comment Letter”).  The Company is concurrently making its public filing of its Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

Due to the passage of time since the filing of the Registration Statement, the Company has prepared unaudited interim financial information as of and for the nine months ended December 31, 2011 and 2012.  Therefore, all interim financial information in Amendment No.1 reflects the information contained in the those unaudited financial statements, which are included in Amendment No. 1.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the response refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.

Selected Consolidated Financial and Other Data, page 33

1.                                      Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding long-term borrowings. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule 11-02(b)(7) of Regulation S-X.

The Company respectfully informs the Staff that it expects the amount of outstanding debt to be paid down out of the net proceeds to the Company from the offering will be approximately ¥681 million ($7.9 million).  The Company confirms that it has added disclosure of pro forma basic and diluted net income per share attributable to UBIC, Inc. shareholders included in the Summary Consolidated Financial Information on page 10 and the Selected Consolidated Financial and Other Data on page 35 of Amendment No. 1 in response to the Staff’s comment and has included the requested information in the footnotes thereto. The number of ADSs to be issued whose proceeds will be used to repay long-term debt will be determined when the offering price is known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

2.                                      It is unclear to us from your response to prior comment 3 and your revised disclosures on page 42 whether or not the percentage of operating income as a percentage of total revenue for the three months ended June 30, 2012 represents an anticipated trend in your operations for future quarters. Please revise your disclosures to indicate the anticipated potential impact on your future operations from your global expansion effort on the percentage of operating income as a percentage of total revenue.

In response to the Staff’s comment, based on the additional information available in the unaudited interim financial information as of and for the nine months ended December 31, 2011 and 2012, the Company has revised the disclosure with respect to the impact of the decrease in total revenue and the increase in operating expenses on operating income, both in absolute terms and as a percentage of total revenue.  The company has modified Management’s Discussion and Analysis of Financial Condition and Results of Operations, notably on page 45 of  Amendment No. 1 to reflect the impact of these changes and to disclose the potential impact on future operations.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-13

3.                                      We note from your revised disclosures on page 61 that the actual collection term for trade receivables due from law firms in the U.S. may be longer because of the additional time required to complete administrative verification procedures at both the law firms and their clients and then to collect the payment from the end-user clients. To the extent that collection of revenue from your U.S. clients is contingent upon payment from the end-user clients, please explain further how you determine that collectability is reasonably assured for revenue recognition purposes.

The Company respectfully informs the Staff in response to this comment that it believes that collectability is reasonably assured when the revenue is recognized. The Company performs a formal credit evaluation for all new customers and credit standing of customers is monitored on an ongoing basis. The majority of the Company’s customers are large, well established corporations with good credit standing. In addition, to avoid any dispute, a detailed quote is provided to customers at or near the commencement of work. The Company has not historically experienced either significant write offs due to uncollectible receivables or adjustments due to disputes. While the collection cycle may be longer for customers where additional time is required for law firms’ administrative process, this has not affected the collectability of those receivables.

*   *   *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 335-4845.

Very truly yours,

DLA Piper LLP (US)

Jack I. Kantrowitz
Partner

Enclosures

cc:           Masahiro Morimoto, UBIC, Inc.

Naritomo Ikeue, UBIC, Inc.

Michael Turner, DLA Piper LLP (US)

David Turner, DLA Piper LLP (US)